EXHIBIT 5

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 12/8/25 to 1/16/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/8/2025	Sell	800	13.80
12/9/2025	Sell	11,571	13.76
12/24/2025	Sell	19,336	13.76
12/26/2025	Sell	75,521	13.77
12/31/2025	Sell	12,500	13.83
1/2/2026	Sell	35,070	13.86
1/6/2026	Sell	47,920	13.74
1/7/2026	Sell	47,547	13.70
1/8/2026	Sell	69,325	13.59
1/9/2026	Sell	9,145	13.72
1/12/2026	Sell	30,586	13.72
1/13/2026	Sell	82,608	13.74
1/14/2026	Sell	28,298	13.80
1/15/2026	Sell	40,916	13.88
1/16/2026	Sell	84,052	13.90